

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 28, 2009

Mr. Wesley Ramjeet
Chief Executive Officer and Director
Profit Planners Management, Inc.
110 West 40th Street, Suite 2503
New York, NY 10018

> **Re: Profit Planners Management, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 10, 2009**
> **File No. 333-160513**

Dear Mr. Ramjeet:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering the sale of 3,280,000 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Therefore, please identify the selling security holders as underwriters on the prospectus cover page and elsewhere in the prospectus where appropriate, such as in the Plan of Distribution section. In addition, you must fix the offering price of the securities for the duration of the offering.

2.   We note that your founder and Chief Executive Officer also owns, controls, or manages Profit Planners, Inc., 3A Media, Inc., and Micro-Cap Review, Inc. In addition, we note that many of the selling shareholders are affiliated with these entities. Please revise the disclosure throughout your prospectus to clearly and specifically discuss your

relationship with Profit Planners, Inc., 3A Media, Inc., and Micro-Cap Review, Inc., their principals and affiliates. If applicable, identify the principals of Profit Planners, Inc. as promoters of Profit Planners Management, Inc. and provide the disclosure required by Regulation S-K Item 401(g) and Item 404(c).

Prospectus Summary, page 6

3.   Revise the prospectus summary and the beginning of the Description of Business section to focus on your current and prospective business operations, services offered, and stage of development. Prominently disclose that you are a development stage company, that you have received minimal revenues to date, and that your auditors have raised substantial doubt as to your ability to continue as a going concern. Quantify the amount of funding you will need to raise over the next 12 months to continue in business. To the extent that you highlight marketing efforts under development, clearly indicate that they are under development and summarize the costs and time frame required to implement your strategy.

4.   Please advise whether you have a website. Refer to Item 101(e)(3) of Regulation S-K.

Risk Factors, page 8

5.   It appears some of your risk factor disclosure is repetitive. Please combine certain risk factors or remove repetitive text. We note on page 10 certain risk factors discuss the same risk.

We will require financing to achieve our current business strategy…, page 8

6.   Please revise this risk factor to discuss the amount of funding you will need in the next 12 months. Explain how far your business plan would advance with the necessary funding and how far it would advance without it. Cleary explain the consequences of not receiving the specified, minimum amount of funding.

Because our CEO may not be devoting his full time to our operations…, page 10

7.   Please disclose the amount of time per week Mr. Ramjeet will be devoting to the operations of the company.

Determination of Offering Price, page 12

8.   We note your disclosure stating, "[t]he facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market." Please clarify this disclosure with your risk factor disclosure on page 10, stating you did not consider any of these factors in arbitrarily determining your offering price.

9.   Clarify in this section that your common stock will not be listed but will be quoted on the OTC Bulletin Board, and remove the reference to "listing" your common stock on the OTC Bulletin Board.

Selling Stockholders, page 12

10.   Disclose how and when the selling shareholders acquired their shares.

11.   Revise the selling shareholder table to include any office, position or material relationship which each selling shareholder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

12.   Please revise your disclosure to discuss whether any selling shareholder is a broker-dealer, or an affiliate of a broker-dealer.

Description of Business, page 15

Employees, page 17

13.   Explain how the company has "access to independent professionals who are available to provide services to any future clients of the company on a sub-contracting basis."

Notes to the Financial Statements

Service Agreement, page 26

14.   We note that you have recorded $5,000 in your accounts receivable, some of which dates back to March 1, 2009. Tell us when you expect to collect your receivable balance. Tell us and disclose why you determined that collectability is reasonably assured.

Management's Discussion and Analysis, page 28

15.   Expand your disclosure to further discuss how you will determine what companies may need your services. In addition, disclose whether or not you will focus your services on companies of a certain size and within a certain industry.

Capital Resources and Liquidity, page 30

16.   In view of the uncertainties concerning your company's continued existence as a going concern, please provide a more detailed description of management's specific, viable plans that are intended to mitigate the effect of such conditions; and management's assessment of the likelihood that such plans can be effectively implemented. In addition, revise your disclosure to provide a more detailed discussion of your company's ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the most recent balance sheet presented.

Directors and Executive Officers, page 30

17.   We note your disclosure that prior to founding Profit Planners, Inc., Mr. Ramjeet was the interim Chief Financial Officer of a "Nasdaq traded public company." Revise your disclosure to identify the name of the company.

Summary Compensation Table, page 32

18.   Please revise the table to reflect the executive compensation Mr. Ramjeet receives related to his consulting agreement with the company. The Summary Compensation Table should include all compensation awarded to, earned by or paid to the Company's Chief Executive Officer and each of the other named executive officers.

Item 15. Recent Sales of Unregistered Securities, page 35

19.   Please disclose the nature and value of the services provided in exchange for the shares issued to 13 individuals as founders' shares.

Item 17. Undertakings, page 37

20.   If you anticipate requesting acceleration of the effective date of your registration statement, include the undertakings found in Item 512(h) of Regulation S-K.

Signatures, page 38

21.   Please revise your registration statement to include signatures of your principal financial officer, and principal accounting officer or controller. See Instruction 1 to Form S-1.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Bradley L. Steere II, Esq.
        Via facsimile: (646) 304-1986